UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Proxy Statement Dated May 22nd, 2008	7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

ALVARION LTD.
21A Habarzel Street
Tel Aviv 69710, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 25, 2008

        We invite you to attend Alvarion Ltd.‘s Annual General Meeting of Shareholders (the “Meeting”). The meeting will be held on June 25, 2008 at 5:00 p.m. (Israel time) at Alvarion’s principal executive offices at 21A Habarzel Street, Tel Aviv 69710, Israel.

        We are sending you this Proxy Statement because you held Ordinary Shares, nominal value NIS 0.01 per share, of Alvarion as of the May 20, 2008 record date. You can vote your shares by attending the Meeting or by completing and signing a proxy card. Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

        The following matters are on the agenda for the Meeting:

(1)	the reelection of Mr. Benny Hanigal and Mr. Tzvika Friedman to our Board of Directors;

(2)	the approval of an amendment to our Articles of Association to increase our authorized share capital;

(3)	the approval of compensation for Mr. Tzvika Friedman, our Chief Executive Officer and President, who is also a member of our Board of Directors;

(4)	the approval of the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorization of the Board of Directors and/or Audit Committee to fix the annual compensation of the independent auditors; and

(5)	discussion of our 2007 audited consolidated financial statements.

        We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

How You Can Vote

        You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board of Directors, together with a pre-addressed postage-paid return envelope. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than two (2) hours prior to the time fixed for the Meeting on June 25, 2008. By signing and returning the proxy card, you are confirming that you do not have a “personal interest” in any of the proposed resolutions, unless you specifically note a “personal interest” with respect to a specific resolution.

Who Can Vote

        You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on May 20, 2008. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on May 20, 2008, or which appeared in the participant listing of a securities depository on that date. We are mailing the proxy cards to our shareholders on or about May 28, 2008, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

        On May 13, 2008, we had outstanding 63,149,307 Ordinary Shares. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing more than 33.33% of our voting power. This is known as a quorum. If a quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman of the Board with the consent of the majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. Any two shareholders who attend an adjourned Meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 5 below.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS

        The following table shows information as of May 13, 2008 for each person who, to the best of our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares. The information in the table below is based on 63,149,307 Ordinary Shares outstanding as of May 13, 2008. Each of our outstanding Ordinary Shares has identical rights in all respects.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares

Renaissance Technologies LLC (1)	3,578,929	5.67%

(1)	As of December 31, 2007, based on information contained in a Schedule 13G filed with the SEC on February 13, 2008. Based on information available to us, as of December 31, 2005 and December 31, 2006, Renaissance Technologies LLC did not beneficially own more than 5% of our outstanding Ordinary Shares. The address for Renaissance Technologies LLC is 800 Third Avenue, New York, New York 10022.

ITEM 1 – PROPOSAL TO REELECT TWO DIRECTORS

        You are being asked to reelect the following directors: Mr. Benny Hanigal and Mr. Tzvika Friedman, each for a term expiring at the third annual general meeting of our shareholders following this Meeting.

        Under our Articles of Association, the maximum number of our directors is fixed at ten. We currently have ten directors, including two directors who are “External Directors” under Israel’s Companies Law.

        Our Articles of Association provide that a certain number of our directors (other than the External Directors) shall be elected each year at our annual general meeting, and, unless specifically determined otherwise, each elected director shall serve until the third annual general meeting following the meeting at which such director was elected.

        You are being asked to reelect two of our current directors. If the Board of Directors’ nominees are elected, the foregoing two directors will continue to serve as directors following the meeting for a term expiring at the third annual general meeting of our shareholders following this meeting.

Nominees for Director

        Our Board of Directors’ Nominating and Corporate Governance Committee recommended that the following two nominees be reelected to the Board of Directors at the Meeting. Our Board of Directors approved this recommendation.

        Mr. Benny Hanigal has served as a member of our Board of Directors since our inception and served as chairman of our Board of Directors until February 1999. Since August 2001, Mr. Hanigal has been a partner in Sequoia Capital Venture Fund. In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995. In 1995, Lannet was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997. From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that manages one of the Star funds. Since December 2007, Mr. Hanigal serves as the Chairman of the Board of Directors of LanOptics Ltd. Mr. Hanigal has a B.Sc. degree in Electrical Engineering from the Technion Israel Institute for Technology.

        Mr. Tzvika Friedman was appointed Alvarion’s Chief Executive Officer and President in October 2005 and has been a director since July 2005. He joined Floware in October 2000 as its President and Chief Operating Officer and served in this capacity in Alvarion since our merger with Floware. From 1998 to 2000, Mr. Friedman served as Corporate Vice President and General Manager of the DCME division at ECI Telecom. From 1992 to 1996, Mr. Friedman served as Vice President, Marketing and Sales of ECI Telecom’s SDH division. Mr. Friedman holds a B.Sc.E.E. summa cum laude in Electrical Engineering and a M.Sc.E.E. cum laude in Electrical Engineering from Tel Aviv University, as well as a Sloan Program M.Sc.M. in Management from the London Business School.

        We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

        We are proposing to adopt the following resolution:

“RESOLVED, that the election of the following two persons to the Board of Directors of Alvarion Ltd. for a term expiring at the third Annual General Meeting of shareholders following the date hereof be, and it hereby is, approved: Mr. Benny Hanigal and Mr. Tzvika Friedman.”

        The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to elect the individuals named above as directors.

ITEM 2 – PROPOSAL TO AMEND OUR ARTICLES OF ASSOCIATION TO INCREASE OUR
AUTHORIZED SHARE CAPITAL

        Under our Articles of Association, our authorized share capital consists of NIS 850,800 divided into 85,080,000 Ordinary Shares, nominal value NIS 0.01 per share. As of May 13, 2008, we had 66,946,080 Ordinary Shares issued (including 3,796,773 treasury shares) and 63,149,307 Ordinary Shares issued and outstanding. On a fully diluted basis, assuming the exercise of all outstanding options to purchase our Ordinary Shares, we would have had approximately 73,627,020 Ordinary Shares issued and outstanding.

        In order for our Board of Directors to be able to continue to grant awards to our employees under our equity incentive plan, our authorized share capital under our Articles of Association will need to increase. The increase to our authorized share capital will also enable us to maintain our flexibility to raise capital in the future by offering Ordinary Shares, as well as issue Ordinary Shares in the context of acquisitions.

        Accordingly, our Board of Directors has approved, and recommends that the shareholders approve, an amendment to our Articles of Association to increase our authorized share capital by NIS 350,000 divided into 35,000,000 Ordinary Shares, nominal value NIS 0.01 per share. Following the increase, our authorized share capital will consist of NIS 1,200,800 divided into 120,080,000 Ordinary Shares, nominal value NIS 0.01 per share.

        We therefore propose that the following resolution be adopted:

“RESOLVED, to amend Section 6.1 of Alvarion’s Articles of Association to read as follows:

Section 6.1. The registered share capital of the Company is NIS 1,200,800 divided into 120,080,000 Ordinary Shares of a nominal value of One Agora (NIS 0.01) each.”

        The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to amend our Articles of Association to increase our authorized share capital.

ITEM 3 – PROPOSAL TO APPROVE THE COMPENSATION FOR MR. TZVIKA FRIEDMAN,
OUR CHIEF EXECUTIVE OFFICER AND PRESIDENT

        Mr. Tzvika Friedman, who is a director, is also our Chief Executive Officer and President. Israel’s Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval. This includes cash compensation as well as compensation in the form of stock options. Therefore, his compensation requires shareholder approval.

        In light of the company’s performance in the year 2007, our Compensation Committee, Audit Committee and Board of Directors have approved for Mr. Friedman an annual bonus for the year 2007 in the amount of $170,000.

        In addition, our Compensation Committee, Audit Committee and Board of Directors have approved a grant to Mr. Friedman of options to purchase 200,000 Ordinary Shares at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Market on the date of the Meeting.

        Furthermore, our Compensation Committee, Audit Committee and Board of Directors have approved for Mr. Friedman an annual bonus commencing in the year 2008 of up to $330,000, subject to the company meeting certain performance targets and Mr. Friedman meeting certain personal performance targets to be determined by our Compensation Committee and approved by our Audit Committee and Board of Directors.

        We are therefore proposing that you now approve the compensation for Mr. Friedman. We are proposing to adopt the following resolutions:

“RESOLVED, that, an annual bonus for the year 2007 in the amount of $170,000 for Mr. Tzvika Friedman, the Company’s Chief Executive Officer and President, be, and it hereby is, approved.

FURTHER RESOLVED, that the grant to Mr. Tzvika Friedman of options to purchase 200,000 Ordinary Shares at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Market on the date of the Annual General Meeting and upon the terms approved by Company’s Compensation Committee, Audit Committee and Board of Directors be, and it hereby is, approved.

FURTHER RESOLVED, that, an annual bonus commencing in the year 2008 of up to $330,000 for Mr. Tzvika Friedman, subject to the Company meeting certain performance targets and Mr. Friedman meeting certain personal performance targets to be determined by the Company’s Compensation Committee and approved by the Company’s Audit Committee and Board of Directors, be, and it hereby is, approved.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve Mr. Friedman’s compensation.

ITEM 4 – PROPOSAL TO APPROVE THE APPOINTMENT AND COMPENSATION OF OUR
INDEPENDENT AUDITORS

        At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent auditors for the period ending at our next annual general meeting of shareholders.

        Our Audit Committee and Board of Directors have recommended, subject to our shareholders’ approval, that Kost Forer Gabbay & Kasierer be appointed as our independent auditors for the period ending at our next annual general meeting of shareholders.

        The shareholders will also be asked to authorize the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) to fix the remuneration of the auditors.

        Representatives of Kost, Forer, Gabbay & Kasierer will attend the Meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the Meeting. In addition, at the Meeting, the shareholders will receive a report with respect to the compensation of Kost Forer Gabbay & Kasierer for the year ended December 31, 2007.

        We are proposing to adopt the following resolution:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Alvarion Ltd.‘s independent auditors for the period ending at Alvarion Ltd.‘s next Annual General Meeting of shareholders be, and it hereby is, approved, and the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent auditors.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify the appointment and compensation of our independent auditors.

ITEM 5 – REVIEW AND DISCUSSION OF OUR 2007 CONSOLIDATED FINANCIAL
STATEMENTS

        In accordance with Section 60(b) of the Israeli Companies Law, you are invited to discuss our 2007 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors. Our Annual Report on Form 20-F for the year ended December 31, 2007, including our 2007 audited consolidated financial statements, is available on our website at www.alvarion.com. To have a printed copy mailed to you at no charge, please contact us at 21A Habarzel Street, Tel Aviv 69710, Israel; tel: +972-03-6456262, email: kika.stayerman@alvarion.com.

OTHER MATTERS

        Our management does not know of any other business proposed to be transacted at the Meeting. However, if any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, ANTHONY MAHER Chairman of the Board of Directors